MESSAGE TO THE SENIOR NOTE HOLDERS

Norampac reports lower Second Quarter Results

Norampac Inc. ("Norampac") reports net earnings of $1 million for the second quarter of 2003 compared to $21 million for the same quarter in 2002. The results of the quarter ended June 30, 2003 include unusual items of $20 million ($13 million after income taxes), related to the recent refinancing of the company and also include a $5 million foreign exchange gain after taxes on long-term debt of compared to $4 million for the same period in 2002.

For the six-month period ended June 30, 2003, Norampac reports net earnings of $13 million compared to $36 million for the same period in 2002. The results for the six-month period ended June 30, 2003 include unusual items of $20 million ($13 million after income taxes) and a $10 million foreign exchange gain after taxes on long-term debt of compared to $4 million for the same period in 2002.

Net sales for the second quarter were $301 million, compared to $324 million for the same quarter in 2002. The reduction in net sales for the second quarter is attributable to lower selling prices on both containerboard and the corrugated products segments. Shipments in containerboard were down by 16,000 short tons in the second quarter compared to the same quarter in 2002. Shipments of corrugated products excluding recently acquired facilities were down 3% in the second quarter compared to the same quarter in 2002. For the six-month period ended June 30, 2003, net sales were $592 million compared to $599 million for the same period in 2002.

Quarterly Highlights

  Due to a stronger Canadian dollar, average reported net selling prices were lower in both containerboard and corrugated products segments;
  Market related downtime of 36,000 short tons (9.2% of our North American capacity) during the second quarter, compared to 24,000 short tons in 2002;
  Purchased Georgia-Pacific's corrugated products converting plant located in Schenectady, New-York, in exchange of all of the operating assets of the company's Dallas Fort-Worth, Texas converting plant and cash consideration;
  Purchased the assets of Instabox's, corrugated products converting plant located in Saskatoon, Saskatchewan and
  Successfully completed the refinancing of the company.

Earnings before financial expenses, taxes, depreciation and amortization ("EBITDA") amounted to $42 million in the second quarter, compared to $53 million for the corresponding quarter in 2002. The reduction is mainly attributable to a 4% decrease in the net selling price for containerboard products combined with a 2% increase in both fibre and energy costs. For the six-month period ended June 30, 2003, EBITDA amounted to $81 million compared to $102 million for the same period in 2002. This reduction is mainly related to the lower pricing on both containerboard and corrugated products segments, higher fibre and energy costs.

Commenting on the quarterly results, Mr. Alain Lemaire, President and Chief Executive Officer, said: "This quarter has been challenging considering the effect of a stronger Canadian dollar on containerboard pricing and increased downtime. We expect that the economic environment will improve over the coming months. We continue to work on reducing our costs to the lowest sustainable level while maintaining overall competitiveness."

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Norampac owns eight containerboard mills and twenty-five corrugated products plants in the United States, Canada, Mexico and France. With annual production capacity of more than 1.6 million short tons, Norampac is the largest containerboard producer in Canada and the 7th largest in North America. Norampac, which is also a major Canadian manufacturer of corrugated products, is a joint venture company owned by Domtar Inc. (symbol : DTC-TSX) and Cascades Inc. (symbol : CAS-TSX).

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company's products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Company's Securities and Exchange Commission filings, including but not limited to its Annual Report in Form 20-F for the year ended December 31, 2002.

Consolidated Balance Sheets
(in thousands of Canadian dollars)
	As at June 30, 2003	As at December 31, 2002
(unaudited)
Assets
Current Assets
Cash and cash equivalents	17 332	25 747
Accounts receivable and prepaid expenses	206 927	184 824
Inventories	134 227	130 591
	358 486	341 162
Property, plant and equipment	893 912	925 881
Goodwill	198 461	202 589
Other assets	29 807	25 845
	1 480 666	1 495 477
Liabilities and shareholders' equity
Current liabilities
Excess of outstanding cheques over bank
balances	16 551	9 861
Trade accounts payable and accrued liabilities	151 928	166 402
Income and other taxes payable	2 491	9 783
Current portion of long-term debt (note 4)	944	40 417
	171 914	226 463
Long-term debt (note 4)	419 798	357 611
Future income taxes	141 403	142 959
Other liabilities	37 032	36 836
Shareholders' equity
Capital stock	560 000	560 000
Contributed Surplus	136	136
Retained earnings	148 747	163 591
Cumulative translation adjustments	1 636	7 881
	710 519	731 608
	1 480 666	1 495 477

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Earnings
(in thousands of Canadian dollars)
(unaudited)

	For the three month period		For the six month period
	ended June 30		ended June 30,
	2003	2002	2003	2002

Sales	327 543	350 302	643 510	647 596
Cost of delivery	26 522	25 969	51 164	48 381
Net sales	301 021	324 333	592 346	599 215
Cost of goods sold and expenses
Cost of goods sold	221 350	233 948	438 241	423 966
Selling and administrative expenses	37 925	37 683	73 517	72 877
Depreciation and amortization	18 386	18 063	36 734	35 380
	277 661	289 694	548 492	532 223
Operating income	23 360	34 639	43 854	66 992
Financial expenses
Interests	9 503	8 694	18 256	17 676
Amortization of financing costs	397	323	719	645
Foreign exchange gain on long term debt	(6 515)	(3 740)	(10 927)	(3 695)
	3 385	5 277	8 048	14 626
	19 975	29 362	35 806	52 366
Unusual items (note 5)	19 854	-	19 854	-
	121	29 362	15 952	52 366
Income tax expense (recovery)	(945)	8 593	2 796	16 049
Net income for the period	1 066	20 769	13 156	36 317
The accompanying notes are an integral part of the financial statements.

Consolidated Statements
of Retained Earnings
(in thousands of Canadian dollars)
(unaudited)

For the six month period
ended June 30,
	2003	2002

Balance, at beginning of period	163 591	127 045
Net income for the period	13 156	36 317
Dividend paid during the period	(28 000)	(32 000)
Balance, at end of period	148 747	131 362
The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Cash Flow
(in thousands of Canadian dollars)
(unaudited)
	For the three month period		For the six month period
	ended June 30,		ended June 30,
	2003	2002	2003	2002
Cash flows from:
Operating activities
Net income for the period	1 066	20 769	13 156	36 317
Adjustments for:
Depreciation and amortization	18 386	18 063	36 734	35 380
Future income taxes	(2 191)	1 439	(3 027)	3 193
Loss (gain) on disposal of property,
plant & equipment	(613)	836	346	1 049
Foreign exchange gain on long term debt	(6 515)	(3 740)	(10 927)	(3 695)
Other	(16)	1 403	404	1 864
Unusual items	19 854	-	19 854	-
Cash flow from operating activities	29 971	38 770	56 540	74 108
Changes in non-cash working capital
components	(24 162)	3 935	(46 760)	(36 076)
	5 809	42 705	9 780	38 032
Financing activities
Change in revolving bank credit facility	7 037	(17 387)	36 468	69 714
Increase in long-term debt	-	889	213	889
Issuance of Senior Notes	346 650	-	346 650	-
Repayments of long-term debt	(308 327)	(172)	(308 413)	(299)
Costs related to refinancing of long-term debt (note 4)	(8 808)	-	(8 808)	-
Premium paid on redemption of unsecured senior notes	(14 345)	-	(14 345)	-
Change in excess of outstanding cheques over		-
bank balances	(1 518)	(5 070)	6 690	(557)
Dividend paid	-	-	(28 000)	(32 000)
	20 689	(21 740)	30 455	37 747
Investing activities
Additions to property, plant and equipment, net	(14 041)	(10 935)	(23 611)	(19 796)
Business acquisitions, net of cash
and cash equivalents	(21 101)	(1 539)	(21 101)	(53 201)
Other assets, net	3	237	(1 508)	27
	(35 139)	(12 237)	(46 220)	(72 970)
Change in cash and cash equivalents
during the period	(8 641)	8 728	(5 985)	2 809

Translation adjustment with respect
to cash and cash equivalents	(1 027)	(419)	(2 430)	(312)

Cash and cash equivalents at
beginning of period	27 000	6 334	25 747	12 146
Cash and cash equivalents at
end of period	17 332	14 643	17 332	14 643
Supplemental information
Cash and cash equivalents paid for:
Interest	12 632	989	28 684	17 653
Income taxes	6 342	14 739	10 854	31 808
The accompanying notes are an integral part of the financial statements.

Segmented information
(in thousands of Canadian dollars)

(unaudited)
	For the three month period		For the six month period
	ended June 30,		ended June 30,
	2003	2002	2003	2002

Sales
Containerboard	179 553	193 557	358 270	364 570
Corrugated products	250 665	258 368	484 835	482 874
Total for reportable segments	430 218	451 925	843 105	847 444
Other activities and unallocated amounts	16 136	15 227	30 816	23 302
Intersegment sales	(118 811)	(116 850)	(230 411)	(223 150)
Consolidated Sales	327 543	350 302	643 510	647 596

Earnings before financial expenses, income
taxes, depreciation and amortization
Containerboard	7 643	19 931	17 720	45 817
Corrugated products	28 759	28 719	48 879	50 448
Total for reportable segments	36 402	48 650	66 599	96 265
Other activities and unallocated amounts	5 344	4 052	13 989	6 107
Consolidated earnings before financial
expenses, income taxes, depreciation
and amortization	41 746	52 702	80 588	102 372
Depreciation and amortization	18 386	18 063	36 734	35 380
Consolidated operating income	23 360	34 639	43 854	66 992

Additions to property, plant and equipment, net
Containerboard	6 929	6 185	14 231	12 314
Corrugated products	5 310	3 076	9 504	6 040
Total for reportable segments	12 239	9 261	23 735	18 354
Other activities and unallocated amounts	1 802	1 674	(124)	1 442
Consolidated additions to property,
plant and equipment, net	14 041	10 935	23 611	19 796

Shipments
Containerboard third party (in short tonnes)	154 540	186 541	321 003	343 585
Containerboard intersegment (in short tonnes)	213 984	197 928	399 334	377 613
Corrugated products (in thousands of square feet)	3 474 562	3 406 930	6 574 416	6 332 365

Notes to interim consolidated
financial statements
(in thousands of Canadian dollars)
(unaudited)

Note 1 Basis of Presentation
The accompanying unaudited interim consolidated financial statements are prepared in accordance with

Canadian generally accepted accounting principles and contain all adjustments necessary to present fairly

Norampac Inc.'s (the Company) financial position as at June 30, 2003 and December 31, 2002 as well as its results of operations and its cash flow for the three and six months period ended June 30, 2003 and 2002.

The interim consolidated financial statements and notes should be read in conjunction with the Company's most recent annual consolidated financial statements.

These interim consolidated financial statements follow the same accounting policies as the most recent annual consolidated financial statements except for the change described in note 2.

Note 2 Change in accounting policies
Guarantees
In February 2003, the CICA issued guideline AcG 14, "Disclosure of Guarantees", which requires entities to disclose key information about certain types of guarantee contracts that require payments contingent on specified types of future events. Disclosures include the nature of the guarantee, how it arose, the events or circumstances that would trigger performance under the guarantee, the maximum potential future payments under the guarantee, the carrying amount of the related liability, and information about recourse or collateral. In accordance with the transitional provision of this accounting guideline, the Company adopted the recommendations as at January1, 2003.

Note 3 Business Acquisitions
On April 14, 2003 the company purchased Georgia-Pacific's corrugated products converting plant located in Schenectady, New York ("Schenectady"). The aggregate purchase price, subject to certain adjustments, is approximately $30.9 million ($21.2 million US) and is comprised of $20.4 million ($14 million US) in cash and all of the operating assets of the Company's Dallas Forth-Worth, Texas plant valued at approximately $10.5 million ($7.2 million US).

On May 7, 2003 the company purchased the assets of Instabox Saskatchewan Inc. ("Instabox"), a corrugated products converting plant located in Saskatoon, Saskatchewan. The aggregate purchase price, is approximately $0.7 million.

Schenectady (1)		Instabox	Total
Net assets acquired (liabilities assumed) :
Working capital	6 563	168	6 731
Property, plant and equipment	22 197	505	22 702
Other assets	-	-	-
Goodwill, deductible for tax	2 169	-	2 169
Future Income taxes	-	-	-
Other long term liabilities	-	-	-
Purchase Price	30 929	673	31 602
Less:
Fair market value of assets exchanged	10 501		10 501
Cash paid net of cash and cash equivalents acquired	20 428	673	21 101	-
1) The purchase price allocation for Schenectady has not yet been finalized and is based on the Company's best estimate. Accordingly, the fair values of assets acquired and liabilities assumed could differ from the amounts presented in these interim consolidated financial statements.

Notes to interim consolidated
financial statements
(in thousands of Canadian dollars)
(unaudited)

Note 4 Long-term Debt

On May 28, 2003, the company completed a series of financial transactions to substantially refinance all of its existing credit facilities, except those of its joint venture. The company secured a new five-year revolving credit facility of CAN$350 million. The new revolving credit facility is secured by all of the inventory and accounts receivable of Norampac Inc. and its North American subsidiaries and by property, plant and equipment of two of its containerboard mills and three of its converting facilities.

In addition, the company issued new Senior unsecured Notes for an aggregate amount of US$250 million. The notes bear a 6.75% coupon and will mature in 2013.

The aggregate proceeds of these two transactions were used to repay the existing credit facilities for an amount of approximately $67.0 million at the time of the refinancing and were used to redeem both the 9.5% $US150 million and the 9.375% $CAN 100 million notes due in 2008.

Note 5 Unusual items

During the quarter the Company had unusual expenses of $19.9 million. The expenses included a $14.4 million call premium paid to redeem both the 9.5% $US 150 million notes and 9.375% $CAD 100 million notes, a write-off of related financing costs for an amount of $4.7 million and a $0.8 million foreign exchange loss as a result of the refinancing.